                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                  1st Amendment

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                              G.P. PROPERTIES, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



        NEVADA                                     88-0377059

(STATE OR OTHER JURISDICTION OF                    (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)



12821 AVENIDA LA VALENCIA
POWAY, CA                                          92064
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)           (ZIP CODE)



(619) 699-1708                                     (619) 487-4124
(ISSUER'S TELEPHONE NUMBER)                        (ISSUER'S FAX  NUMBER)



           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

        TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH
        TO BE SO REGISTERED                        EACH CLASS IS TO BE REGISTERED

--------------------------------            --------------------------------------

--------------------------------            --------------------------------------



           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:


                          Common Stock - .001 Par Value
                                (TITLE OF CLASS)

                                     PART I

                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS


General

G.P. Properties, Inc. is filing this Form 10-SB on a voluntary basis in order to make G.P. Properties' financial information equally available to any interested parties or investors. The Company, on December 15, 1998 filed for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The Company's 15c2-11 filing was returned to the sponsoring broker pending SEC clearance in compliance with the OTC Bulletin Board Eligibility rule change of January 4, 1999. The Company anticipates re-filing the information statement with its sponsoring NASD Broker-Dealer for listing of its securities on the OTC Electronic Bulletin Board upon completion of the Company's comment period for this Form 10-SB filing.


Business Development

G.P. Properties, Inc. was incorporated in Nevada on July 6, 1989. The Company was organized in order to implement management's concept for residential financial analysis software for real estate brokers. Management determined that existing software development costs in 1990 coupled with the recessionary real estate conditions necessitated a delay in implementing the Company's business plan. During 1995 the Company raised funds necessary to keep the Company current in its state fees and taxes by the sale of stock to investors. In January of 1999 the board of directors voted to seek capital and began development of the Company's business plan.

There have been no bankruptcy, receivership or similar proceedings.

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.


Business of the Issuer

In January of 1999, Management determined the Company should complete the development of its residential financial analysis software for real estate brokers due to a reduction in programming costs, a robust national real estate market, and Internet marketing potential that was unavailable in prior years.

The Company's residential financial analysis software for real estate brokers is currently a concept which will require programming necessary to develop a system for real estate brokers that integrates a home buyer's financing capacity, available properties at specified price ranges, and financing terms of available lenders. Management anticipates that software development costs will not exceed $125,000. Management intends to market its software through direct marketing to real estate brokers and mortgage lenders and on the Internet through the Company's proposed website. While the Company has initiated informal discussions with potential Internet website marketing providers, at this time the Company has no formal contracts with these providers and will not initiate negotiations with these providers until such time as the Company has sufficient funding. Management has no market or distribution agreements with any real estate brokers, mortgage lenders, or Internet sales sites. Once the Company is in beta testing of its software, management will seek out direct marketing with real estate brokers and mortgage lenders and distribution agreements with Internet sales sites.

The Company has no new product or service planned or announced to the public.

The size and financial strengths of the Company's competitors are substantially greater than those of the Company. One competitor, Roger Martin Company, has real estate analysis software marketed on the Internet that, while broad based, does not analyze lender data. Management believes that the Company can effectively compete with those other companies because of the unique nature of its product which integrates three interrelated analyses of residential broker transactions: buyer's financing capacity, sorted home pricing, and available lender terms. This software gives the Company a competitive advantage because it integrates, or bundles, the three primary parts of residential real estate purchases: buyer's credit ability, purchase price range, and lender's financing while reducing the amount of time needed to execute a real estate purchase. This software integration of the residential real estate purchase process is currently unavailable from the Company's competitors. Management is not aware of any significant barriers to the Company's entry into the real estate financial analysis market, however, the Company at this time cannot ascertain its exact market share of this market.

Software programming and product manufacturing are available through various suppliers such as EDP Management, Inc., Excelsoft Technologies, and I.D. Disk, Inc. While the Company has initiated informal discussions with potential software suppliers, at this time the Company has no formal contracts with suppliers and will not initiate negotiations with potential suppliers until such time as the Company has sufficient funding. As of the date of this filing the Company's software design is in preliminary written outline and no computer code has yet been written. Over the next eighteen months the Company intends to achieve the following milestones in order to have its product available in the market: during the first twelve months - raise capital needed to fund product development through the sale of securities, complete schematic program flow chart with programmer, write program code, test code, modify code, produce beta product; during the succeeding six months - complete beta test period modifications, and release product to market.

The Company intends to sell its products to a broad base of real estate brokers and financial lenders throughout the United States and through the Internet and will not depend on any one or a few major customers. Management estimates the Company will begin beta testing of its software within approximately twelve months of raising operating capital. Once the Company has raised sufficient capital, Management estimates the Company will complete all testing, and release its software product within approximately six months. At that time Management will begin marketing directly to real estate brokers and financial lenders in California and other Western states. The Company will then advertise on the Internet through its own proposed website on a national basis. Management will use their extensive contacts in the real estate and financial lending industries to handle all direct marketing rather than relying on outside marketing companies. For Internet marketing, the Company will utilize Internet website marketing providers such as Invision LLC. While the Company has initiated informal discussions with potential Internet website marketing providers, at this time the Company has no formal contracts with these providers and will not initiate negotiations with these providers until such time as the Company has sufficient funding.

When the Company has sufficient funding, and has a beta test version of its software, management will seek legal council for copyright and trademark protection. Until a beta test version of the software is produced and sufficient funding is available, its software will be protected by common law copyright.

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur.

The Company does not need any governmental approval of its principal product.

The Company's business is not subject to material regulation by federal, state, or local governmental agencies.

The Company's only employees are its two officers who will devote as much time as the board of directors determines is necessary to manage the affairs of the Company. The officers intend to work on a full time basis when the Company is able to provide proper remuneration as discussed in Item 6, "Executive Compensation".


Year 2000 Disclosure

Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

Based on a recent and ongoing assessment, the Company has determined that its proposed software will be Year 2000 compatible and any other purchased software will be off-the-shelf software that will be certified Year 2000 compatible for all of its computing requirements. The Company presently believes that with modifications to existing off-the-shelf software or conversions to new software, the Year 2000 issue will not pose significant operational problems and will not materially affect future financial results.

The Company currently anticipates purchasing new off-the-shelf Year 2000 compatible software by September 30, 1999, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time. However, there can be no guarantee that these new off-the-shelf software products will be adequately modified, which could have a material adverse effect on the Company's results of operations.

                                     ITEM 2
                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION


Plan of Operation

The Company's current cash is sufficient in Management's opinion until such time as the Company can raise additional capital necessary to implement its business plan.

The Company's business plan includes the following steps during the next eighteen months: raise capital needed to fund product development through the sale of private placement securities, finish all programming necessary to produce a complete beta test product, complete beta test period modifications, create Internet web sales site, manufacture product, and begin marketing and sales of the finished product. Management anticipates that the funds needed to complete these steps and pay for operating expenses to be approximately $300,000 to $400,000. In order to remain a going concern the Company must first utilize private placement funding in order to implement its business plan and maintain a positive cash flow. There is considerable risk in each step, including insufficient funding from private placement securities sales; greater than anticipated costs for programming, testing, and marketing; and insufficient revenues from product sales. Without sufficient cash flow, the Company would rely on its existing cash and loans from its officers until such time as the Company could either raise sufficient private placement funds to complete its product and sales plans, or be forced to sell its product concept to another company.

There are no current plans for product research and development. There are no current plans to purchase or sell any significant amount of fixed assets. There are no current plans to increase the number of employees.


Results of Operations

There were no revenues from sales for the period ended December 31, 1998. The Company sustained a net loss of $3,174 for the period ended December 31, 1998.


Liquidity and Capital Resources

As of December 31, 1998, the Company had $726 cash on hand and in the bank. The primary costs and expenses for the period ended December 31, 1998 were $2,700 legal and accounting, $474 operating expenses.

Currently, the Company maintains a sufficient positive cash balance for working capital. The losses through December 1998 were due to legal, accounting and operating expenses. The Company has no financial commitments or obligations including accounts payable, notes payable, salaries payable, and outside services payable.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company's principal executive office address and telephone number are provided by a Director of the Company at no cost. Management considers the Company's current principal office space arrangement adequate for current and short-term estimated growth.



                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - January 31,1999:

Title Of       Name &                              Amount &             Percent
Class          Address                             Nature of owner      Owned
-----          -------                             ---------------      -----
Common         Eileen Sturtevant                   4,500,000 (a)        42%
               12821 Avenida La Valencia
               Poway, Ca 92064

Common         Anne Winton                         4,500,000 (b)        42%
               12821 Avenida La Valencia
               Poway, Ca 92064

(a) Ms. Sturtevant received 100,000 shares of the Company's common stock in 1995 for services, and 4,400,000 shares of the Company's common stock were issued to her per a 45 for 1 forward stock split on February 5, 1998.

(b) Ms. Winton received 100,000 shares of the Company's common stock in 1995 for services, and 4,400,000 shares of the Company's common stock were issued to her per a 45 for 1 forward stock split on February 5, 1998.

                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose terms will expire 8/31/99, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address                      Age     Position             Date First Elected
--------------                      ---     --------             ------------------
Eileen Sturtevant                   39      President,           9/28/95
12821 Avenida La Valencia                   Secretary,
Poway, Ca 92064                             Director

Anne Winton                         60      Director             9/28/95
12821 Avenida La Valencia                   Treasurer
Poway, Ca 92064


Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of any Order of a State authority barring or suspending for more than sixty (60) days, the right of such a person to be engaged in such activities or to be associated with such activities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.

Resumes

Eileen Sturtevant, President, Secretary & Director

1996-Current  Accubank Mortgage Corporation: Senior statistical analyst in the financial services industry. Responsible for mortgage loan analysis modeling for institutional lenders

1995-1996     North American Mortgage Corporation: Residential loan underwriter.

BA-San Diego State University


Anne Winton, Treasurer & Director

1995-Current  Owner and CEO of The Winton Group, a real estate consulting company.

1981-1995     Owner and CEO of Anne Winton & Associates Realty. Managed over one hundred brokers and sales personnel and an administration staff of thirty. Developed and staffed fifteen real estate broker offices.
              Represented major developers for complete project residential sales. Successfully formed two large real estate syndicates and raised funding for two residential real estate development projects.

BA-University of Mississippi at Oxford




                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation.


                                  SUMMARY COMPENSATION TABLE

Name &         Year       Salary      Bonus     Other         Restricted    Options     LTIP          All other
principle                   ($)                 (annual         stock        SARs      Payouts         compen-
position                                        compen-       awards ($)                ($)           sation ($)
                                                sation ($)
----------------------------------------------------------------------------------------------------------------
E Sturtevant   1996         -0-         -0-         -0-         100           -0-         -0-          -0-
President      1997         -0-         -0-         -0-         -0-           -0-         -0-          -0-
               1998         -0-         -0-         -0-         -0-           -0-         -0-          -0-

A Winton       1996         -0-         -0-         -0-         100           -0-         -0-          -0-
Director       1997         -0-         -0-         -0-         -0-           -0-         -0-          -0-
               1998         -0-         -0-         -0-         -0-           -0          -0-          -0-

There are no current employment agreements between the Company and its executive officers.

The Directors and Principal Officers have agreed to work with no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration based upon a positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a sufficient cash balance at each month end. When these elements of positive cash flow have been achieved, the Board of Directors will determine the compensation for the Board members, and Officers. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.


                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ms. Sturtevant (Director, President & Secretary) received 100,000 shares of the Company's common stock in 1995 for services, and 4,400,000 shares of the Company's common stock were issued to her per a 45 for 1 forward stock split on February 5, 1998.

Ms. Winton (Director & Treasurer) received 100,000 shares of the Company's common stock in 1995 for services, and 4,400,000 shares of the Company's common stock were issued to her per a 45 for 1 forward stock split on February 5, 1998.

The Company has no stated policy regarding related party transactions.


                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 25,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratable in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

                                     PART II

                                     ITEM 1
       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS



The Company, on December 15, 1998 filed for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The Company's 15c2-11 filing was returned to the sponsoring broker pending SEC clearance in compliance with the OTC Bulletin Board Eligibility rule change of January 4, 1999. As of the date of this filing, the above application is pending.

As of the date of this filing, there is no public market for the Company's securities. As of December 31, 1998, the Company had 39 shareholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.




                                     ITEM 2
                                LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.


                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On November 8, 1995, at a special meeting of the board of directors, the shareholders authorized the issuance of 100,000 shares of common stock to each of the officers and directors of the Company for a total of 200,000 Rule 144 legend shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered which does not constitute a public offering, together with the fact that these shares were issued to officers and directors, both of whom are accredited investors.

From the period of approximately November 8, 1995 until November 30, 1995, the Company offered and sold 39,000 shares of common stock for at $.10 per share to non-affiliated private investors. The Company relied upon Section 4(2) of the Securities Act of 1993, as amended (the

"Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

On February 5, 1998, the Board of Directors authorized a forward stock split of 45 for 1 resulting in a total of 10,755,000 shares of common stock issued and outstanding.


                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.




                                    PART F/S

The audited financial statements of the Company and related notes which are included in this offering have been examined by Barry L. Friedman, PC, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.



                                    PART III

                                    EXHIBITS

Exhibit A      Financial Statements

               1 Audited financial statements for the year ended June 30, 1997 and the year ended June 30 1998 and the period ended November
                 30, 1998

               2 Interim financial statements for the period ended December 31,
                 1998.

Exhibit 2      Plan of acquisition, reorganization or liquidation   None

Exhibit 3(i)   Articles of Incorporation                            Included with original

Exhibit 3(ii)  Bylaws                                               filing

Exhibit 4      Instruments defining the rights of holders           None

Exhibit 7      Opinion re: liquidation preference                   None

Exhibit 9      Voting Trust Agreement                               None

Exhibit 10     Material contracts                                   None

Exhibit 11     Statement re: computation of per share earnings          See Exhibit A
Exhibit 14     Material foreign patents                                 None
Exhibit 16     Letter on change of certifying accountant                None
Exhibit 21     Subsidiaries of the registrant                           None
Exhibit 24     Power of Attorney                                        None
Exhibit 27     Financial Data Schedule                                  Included
Exhibit 28     Reports furnished to State insurance agencies            None



                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   G.P. Properties, Inc.



Date  5/14/99                      By /s/ EILEEN STURTEVANT
    ------------------------         ------------------------------------------
                                        Eileen Sturtevant, President & Director


Date  5/14/99                      By /s/ ANNE WINTON
    ------------------------         ------------------------------------------
                                        Anne Winton, Director

                                    Exhibit A

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1582 TULITA DRIVE                                          OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                                   FAX NO. (702) 896-0278

                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                              December 7, 1998
G.P. Properties, Inc.
San Diego, California

        I have audited the accompanying Balance Sheets of G.P. Properties, Inc., (A Development Stage Company), as of November 30, 1998, June 30, 1998, and June 30, 1997, and the related statements of operations, stockholders' equity and cash flows for the period July 1, 1998, to November 30, 1998, the two years ended June 30, 1998, and June 30, 1997, and the period July 6, 1989 (inception) to November 30, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.P. Properties, Inc., (A Development Stage Company), as of November 30, 1998, June 30, 1998, and June 30, 1997, and the results of its operations and cash flows for the period July 1, 1998, to November 30, 1998, the two years ended June 30, 1998, and June 30, 1997, and the period July 6, 1989 (inception) to November 30, 1998, in conformity with generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ BARRY L. FRIEDMAN
--------------------------
Barry L. Friedman
Certified Public Accountant

                              G.P. PROPERTIES, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                                     ASSETS

                                    November           June              June
                                    30, 1998         30, 1998           30, 1997
                                   ---------         --------           --------
CURRENT ASSETS:
       Cash                          $3,885            $3,900            $3,900
                                     ------            ------            ------

     TOTAL CURRENT ASSETS            $3,885            $3,900            $3,900
                                     ------            ------            ------

OTHER ASSETS:                        $    0            $    0            $    0
                                     ------            ------            ------

     TOTAL OTHER ASSETS              $    0            $    0            $    0
                                     ------            ------            ------

     TOTAL ASSETS                    $3,885            $3,900            $3,900
                                     ======            ======            ======

         See accompanying notes to financial statements & audit report

                              G.P. PROPERTIES, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                           November             June                June
                                           30, 1998           30, 1998            30, 1997
                                           --------           --------            --------
CURRENT LIABILITIES:                        $     0            $     0            $     0
                                            -------            -------            -------

     TOTAL CURRENT LIABILITIES              $     0            $     0            $     0
                                            -------            -------            -------

STOCKHOLDERS' EQUITY:

Common stock, $0.001 par value,
authorized 1,000,000 shares;
issued and outstanding at
June 30, 1997-239,000 shares                $   239

Common stock, $0.001 par value
authorized 25,000,000 shares
issued and outstanding at
June 30, 1998-10,755,000 shares             $10,755
November 30, 1998-10,755,000 shares         $10,755

Additional paid-in capital                   -6,555             -6,555              3,961

Deficit accumulated during
development stage                              -315               -300               -300
                                            -------            -------            -------

     TOTAL STOCKHOLDER'S EQUITY             $ 3,885            $ 3,900            $ 3,900
                                            -------            -------            -------

  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                      $ 3,885            $ 3,900            $ 3,900
                                            =======            =======            =======



          See accompanying notes to financial statements & audit report

                              G.P. PROPERTIES, INC.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS


                                     July 1,                 Year                  Year                July 6, 1989
                                    1998 to                 Ended                  Ended                (inception)
                                     Nov. 30,              June 30,               June 30,              to Nov. 30,
                                      1998                   1998                   1997                   1998
                                   -----------            -----------            -----------            -----------
INCOME:
     Revenue                       $         0            $         0            $         0            $         0
                                   -----------            -----------            -----------            -----------

EXPENSES:
     General, Selling
     and Administrative            $        15            $         0            $         0            $       315
                                   -----------            -----------            -----------            -----------

       Total Expenses              $        15            $         0            $         0            $       315

Net Profit/Loss (-)                       -$15            $         0            $         0                  -$315
                                   ===========            ===========            ===========            ===========


Net Profit/Loss (-)
per weighted
share (Note 1)                     $       NIL            $    0.0000            $    0.0000            $       NIL
                                   ===========            ===========            ===========            ===========


Weighted average
number of common
shares outstanding                  10,755,000             10,755,000             10,755,000             10,755,000
                                   ===========            ===========            ===========            ===========

          See accompanying notes to financial statements & audit report

                              G.P. PROPERTIES, INC.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY


                                                                 Additional
                              Common             Stock            paid-in            Retained
                              Shares             Amount            capital           Earnings
                            ----------         ----------         ----------         ----------
Balance,
June 30, 1996                  239,000         $      239         $    3,961              -$300

Net loss year ended
June 30, 1997                        0
                            ----------         ----------         ----------         ----------

Balance,
June 30, 1997                  239,000         $      239         $    3,961              -$300

February 15, 1998
forward stock split
45:1                        10,516,000            +10,516            -10,516

Net loss year ended
June 30, 1998                        0
                            ----------         ----------         ----------         ----------

Balance,
June 30, 1998               10,755,000         $   10,755            -$6,555              -$300

Net loss
July 1, 1998 to
November 30, 1998                                                                           -15
                            ----------         ----------         ----------         ----------

Balance,
November 30, 1998           10,755,000         $   10,755            -$6,555              -$315
                            ==========         ==========         ==========         ==========


          See accompanying notes to financial statements & audit report

                              G.P. PROPERTIES, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                                 July 1,        Year           Year        July 6, 1989
                                 1998 to       Ended          Ended        (inception)
                                Nov. 30,      June 30,        June 30,       to Nov. 30,
                                 1998           1998           1997           1998
                                ------         ------         ------         ----------
Cash Flows from
Operating Activities:
  Net Loss                        -$15         $    0         $    0          -$315
  Adjustment to
  reconcile net loss
  to net cash
  provided by operating
  activities                         0              0              0              0

Changes in assets and
liabilities:
  Increase in current
  liabilities:
  Officers Advances                  0              0              0              0
                                ------         ------         ------         ------

Net cash used in
operating activities              -$15         $    0         $    0          -$315

Cash Flows from
investing activities                 0              0              0              0

Cash Flows from
Financing Activities:
  Issuance of common
  stock for services               200
  stock for cash                     0              0              0         +4,000
                                ------         ------         ------         ------

Net increase (decrease)
in cash                           -$15         $    0         $    0        $+3,885

Cash,
beginning of period              3,900          3,900          3,900              0
                                ------         ------         ------         ------

Cash,
end of period                   $3,885         $3,900         $3,900        $ 3,885
                                ======         ======         ======        =======

          See accompanying notes to financial statements & audit report

                              G.P. PROPERTIES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
              November 30, 1998, June 30, 1998, and June 30, 1997

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized July 6, 1989, under the laws of the State of Nevada as G.P. Properties, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company records income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

The Company maintains a cash balance in a non-interest bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of November 30, 1998.

Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Organization Costs

Costs incurred to organize the Company were amortized on a straight-line basis over a sixty month period.

                              G.P. PROPERTIES, INC.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS CONTINUED
              November 30, 1998, June 30, 1998, and June 30, 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of December 31, 1998, the Company had no dilative common stock equivalents such as stock options.

Year End

The Company has selected June 30, as its fiscal year end.

Year 2000 Disclosure

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities. Based on a recent and ongoing assessment, the Company has determined that it will require only off-the-shelf software utilizing a Microsoft Windows platform for all of its computing requirements. The Company presently believes that with modifications to existing off-the-shelf software or conversions to new software, the Year 2000 issue will not pose significant operational problems and will not materially affect future financial results. The Company currently anticipates purchasing new off-the-shelf Year 2000 compatible software within the near future, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time. However, there can be no guarantee that these new off-the-shelf software products will be adequately modified, which could have a material adverse effect on the Company's results of operations.

Policy in Regards to Issuance of Common Stock in a Non-Cash Transaction

The Company's accounting policy for issuing shares in a non-cash transaction is to issue the equivalent amount of stock equal to the fair market value of the assets or services received.

                              G.P. PROPERTIES, INC.
                          (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS CONTINUED
               November 30, 1998, June 30, 1998, and June 30, 1997

NOTE 3 - INCOME TAXES

There is no provision for income taxes for the period ended November 30, 1998, due to the net loss and no state income tax in the state of the Company's domicile and operations. The Company's total deferred tax asset as of June 30, 1998, is as follows:

Net operation loss carry forward            $300
Valuation allowance                          300
                                            ----
        Net deferred tax asset              $  0

The federal net operation loss carry forward will expire between 2014 and 2018.

This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

NOTE 4 - SHAREHOLDERS' EQUITY

Common Stock

The authorized common stock of G.P. Properties, Inc. consists of 25,000,000 shares with a par value of $.001 per share.

Preferred Stock

G.P. Properties, Inc. has no preferred stock.

On June 28, 1990, the Company issued 100,000 shares of its $.001 par value common stock for cash of $100.00 to a director.

On November 8, 1995, the Company cancelled the stock that was issued on June 28, 1990, and issued a new 200,000 shares of its $.001 par value common stock for services of $200.00 to two directors.

On November 25, 1995, the Company issued 39,000 shares of its $.001 par value common stock for cash of $3,900.00 to investors.

On October 22, 1997, the State of Nevada approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000,000 common shares to 25,000,000 common shares. The par value remained at $0.001.

On February 5, 1998, the Company approved a forward stock split on the basis of 45:1, thus increasing the outstanding common stock from 239,000 shares to 10,755,000 shares.

                              G.P. PROPERTIES, INC.
                          (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS CONTINUED
              November 30, 1998, June 30, 1998, and June 30, 1997


NOTE 5 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company neither owns or leases any real or personal property. Office services are provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - WARRANTS AND OPTIONS

There are no warrants of options outstanding to acquire any additional shares of common stock.

                              G.P. PROPERTIES, INC.
                                 BALANCE SHEETS

                                     ASSETS

                                         DECEMBER 31       DECEMBER 31
                                            1998             1997


CURRENT ASSETS
  CASH                                        726.00         3,900.00

                                           ---------         --------
TOTAL CURRENT ASSETS                          726.00         3,900.00

FIXED ASSETS

                                           ---------         --------
NET FIXED ASSETS                                0.00             0.00

OTHER ASSETS
  ORGANIZATION COSTS
  LESS AMORTIZATION

                                           ---------         --------
TOTAL OTHER ASSETS                              0.00             0.00

                                           ---------         --------
TOTAL ASSETS                                  726.00         3,900.00
                                           =========         ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

                                            ---------         --------
TOTAL CURRENT LIABILITIES                        0.00            0.00

LONG TERM LIABILITIES

                                            ---------         --------
TOTAL LONG TERM LIABILITIES                      0.00            0.00

                                            ---------         --------
TOTAL LIABILITIES                                0.00            0.00

STOCKHOLDERS' EQUITY

     COMMON STOCK                           10,755.00          239.00
     PAID IN CAPITAL                        -6,555.00        3,961.00

     BEGINNING RETAINED EARNINGS              -300.00         -300.00
     NET INCOME (LOSS)                      -3,174.00            0.00
                                            ---------         --------
     ENDING RETAINED EARNINGS               -3,474.00         -300.00

                                            ---------         --------
TOTAL STOCKHOLDERS' EQUITY                     726.00         3,900.00

                                            ---------         --------
TOTAL LIAB & STOCKHOLDERS' EQUITY              726.00         3,900.00
                                            =========         ========

                              G.P. PROPERTIES, INC.
                                INCOME STATEMENTS
                            FOR THE SIX MONTHS ENDED


                                                                            12/31/98         12/31/97

REVENUE


                                                                             --------         --------
TOTAL REVENUE                                                                    0.00             0.00

DIRECT COSTS



                                                                             --------         --------
TOTAL COST OF GOODS SOLD                                                         0.00             0.00

                                                                             --------         --------
GROSS PROFIT                                                                     0.00             0.00

OPERATING EXPENSES

     LICENSES &  FEES                                                                              418
     OFFICE EXPENSE                                                                                 56
     TRANSFER AGENT                                                                                500
     ACCOUNTANT                                                                                  1,900
     LEGAL                                                                                         300

                                                                             --------         --------
TOTAL OPERATING EXPENSES                                                     3,174.00             0.00


                                                                             --------         --------
INCOME FROM OPERATIONS                                                      -3,174.00             0.00


OTHER INCOME & EXPENSE




                                                                             --------         --------
TOTAL OTHER INCOME & EXPENSE                                                     0.00             0.00

                                                                             --------         --------
INCOME BEFORE TAXES                                                         -3,174.00             0.00

  PROVISION FOR TAXES



                                                                             --------         --------
NET INCOME                                                                  -3,174.00             0.00
                                                                             ========         ========

                                INCOME STATEMENTS
                            STATEMENTS OF CASH FLOWS
                            FOR THE SIX MONTHS ENDED


                                                            12/31/98       12/31/97
CASH FLOWS FROM OPERATING ACTIVITIES

  NET LOSS                                                   -3,174             0

ADJ TO RECONCILE NET INCOME (LOSS) TO NET
CASH USED IN OPERATING ACTIVITIES


                                                           --------         -----
NET CASH FLOWS FROM OPERATING ACTIVITIES                     -3,174             0


                                                           --------         -----
NET INCREASE (DECREASE)                                      -3,174             0


CASH AT BEGINNING OF PERIOD                                   3,900         3,900

CASH AT END OF PERIOD                                           726         3,900


                             G. P. PROPERTIES, INC.
                          NOTES TO FINANCIAL STATEMENTS


1.      MANAGEMENT'S OPINION

In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position of the company as of December 31, 1998 and 1997 and the results of operations for the six months ended December 31, 1998 and 1997 and changes in cash for the six months ended December 31, 1998 and 1997.


2.        INTERIM REPORTING

The results of operations for the six months ended December 31, 1998 and 1997 are not necessarily indicative of the results to be expected for the remainder of the year.


3.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                      Organization and Nature of Operations

The Company was incorporated in Nevada on July 6, 1989. The Company was organized in order to design and produce residential financial analysis software for real estate brokers. The Company is a development stage company and has not conducted any business activities to date.


                               Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present financial statements which conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


                              Cash and equivalents

For purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 1998 and 1997.

                                  Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.


4.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
        AND OPERATIONS

                     Material changes in financial condition

As of December 31, 1998 the Company had $726 of cash in the bank compared to $3,900 of cash in the bank as of December 31, 1997. The Company had no cash receipts for the six months ended December 31, 1998. The primary uses of cash during the six months ended December 31, 1998 were $2,700 for professional fees, and $474 for operating expenses.

                  Material changes in the results of operations

Expenses of $3,174 for the six months ended December 31, 1998 were primarily for preparing the Company's legal documents and audit in anticipation of securing private placement capital in 1999. Management believes that the current positive real estate market and Internet marketing potential make economic sense for the Company to complete its business plan to raise capital through the sale of private placement securities in order to develop its real estate financial analysis software product in 1999.